

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 26, 2017

Via E-mail
Faraj Aalaei
President and Chief Executive Officer
Aquantia Corp.
105 E. Tasman Drive
San Jose, California 95134

>   **Re: Aquantia Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed October 23, 2017**
>   **File No. 333-220871**

Dear Mr. Aalaei:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Rights, page 151

1.   Clarify which preferred stock will be outstanding upon closing of this offering.

Exhibit 5.1

2.   If clause (ii) in the second paragraph is referring only to setting the sale price of the securities, please file a revised opinion that clarifies. Otherwise, file an opinion that does not assume away a relevant issue or material facts underlying the opinion.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Babak Yaghmaie